Top Wealth Group Holding Limited

September 27, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Re:	Top Wealth Group Holding Limited
Registration Statement on Form F-1, as amended (File No. 333-282302)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Top Wealth Group Holding Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 5:15p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Very truly yours,

Top Wealth Group Holding Limited

By:	/s/ Kim Kwan Kings, WONG
Name:	Kim Kwan Kings, WONG
Title:	Chief Executive Officer, Director and Chairman

cc:	Mengyi “Jason” Ye, Esq.
Ortoli Rosenstadt LLP